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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                              AMENDMENT NO. 1
                               SCHEDULE 14D-9

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

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                                UPROAR INC.
                         (Name of Subject Company)

                                Uproar Inc.
                    (Name of Person(s) Filing Statement)

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                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

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                                 916706104
                   (CUSIP Number of Class of Securities)

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                              Kenneth D. Cron
                    Chairman and Chief Executive Officer
                                Uproar Inc.
                            240 West 35th Street
                             New York, NY 10001

    (Name, address and telephone number of person authorized to receive notice and
        communications on behalf of the person(s) filing statement).

                             -----------------

                              With a copy to:

                          Stephen M. Banker, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, NY 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated February 16, 2001 (the "Schedule 14D-9"), of Uproar Inc., a Delaware corporation (the "Company"), relating to the Offer (as defined below) by Flipside Acquisition Corporation ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Flipside, Inc., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a price of $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which were included as Exhibits (a)(1)(1) and (a)(1)(2), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser and Merger Sub with the SEC on February 16, 2001. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-9.


ITEM 9.  EXHIBITS.

      Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following additional exhibits.

EXHIBIT
  NO.      DESCRIPTION
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  14.      Press release issued by Uproar Inc. on February 22, 2001.+

  15. Letter, dated February 22, 2001, from Kenneth D. Cron, Chairman and Chief Executive Officer of Uproar Inc., to certain former stockholders of iwin.com, Inc. and Trafficmarketplace.com, Inc.+
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+    Filed herewith.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    By:  /s/ Kenneth D. Cron
                                       --------------------------------
                                    Name:  Kenneth D. Cron
                                    Title: Chairman and Chief Executive
                                           Officer

Dated:      February 22, 2001